September 25, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention: Rolf Sundwall and Bonnie Baynes

Re: Stronghold Digital Mining, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-40931

Ladies and Gentlemen:

Set forth below is the response of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 19, 2024, with respect to the above captioned report of the Company (the “SEC Filing”).

For your convenience, the below response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 1 – Basis of Presentation and Significant Accounting Policies
Cryptocurrency Hosting Revenue, page 94

1.
We note your response to our prior comment 4 in your letter dated May 6, 2024. We are unable to agree with your conclusion that you are a principal in the performance of hash calculation services using hosted mining machines. Please reconsider your accounting and provide revisions to your disclosure, including your revenue recognition policy, to comply with ASC 606. Please also clarify how you will correct this error and provide supporting analysis for your approach. For example, if your proposed method of correction does not include restatement of previously issued financial statements, please explain why and provide your SAB 99 materiality analysis.

RESPONSE:  In response to the Staff’s above comment, we will revise our revenue recognition policy, beginning with our Form 10-Q for the quarterly period ended September 30, 2024, as follows:

“Cryptocurrency Hosting Revenue

The Company has entered into customer hosting contracts whereby the Company provides electrical power to cryptocurrency mining customers, and the customers pay a stated amount per MWh (“Contract Capacity”). This amount is paid monthly in advance. Amounts used in excess of the Contract Capacity are billed monthly based on calculated formulas as contained in the contracts. If any shortfalls occur due to outages, make-whole payment provisions contained in the contracts are used to offset the billings to the customer which prevented them from cryptocurrency mining. Advanced payments and customer deposits are recorded as contract liabilities in the consolidated balance sheet.

1

The Company recognizes cryptocurrency hosting revenue over time, throughout the terms of the underlying hosting agreements, as the customer simultaneously receives and consumes the benefits of the Company’s performance. The Company recognizes cryptocurrency hosting revenue to the extent that a significant reversal of such revenue will not occur. The consideration is variable. Cryptocurrency hosting revenues are comprised of the following two components: (i) the variable cost-of-power fee that is earned each month consistent with the performance of the hosting services (i.e., supplying electrical power and Internet access to the Bitcoin miners provided by customers); and (ii) the Company’s portion of the Bitcoin mined.

The Company’s only performance obligation is to supply electrical power and Internet access (i.e., hosting services) to the Bitcoin miners provided by its cryptocurrency mining customers in accordance with the terms of the hosting agreements. Beyond power supply and Internet access, these hosting services also include racking infrastructure, general maintenance and operations as instructed in writing by the customer, ambient cooling, and miner reboots; however, none of these ancillary hosting services are significant or capable of being distinct per ASC 606-10-25-19(a), and therefore, only one performance obligation exists under the hosting agreements.

The variable cost-of-power fee is paid in cash each month, and the Company also shares in the Bitcoin mined from the miners provided by its hosting customers. ~~This separate transaction price is denominated in Bitcoin and recognized in revenue in accordance with our accounting policy described above regarding cryptocurrency mining revenues because the Company considers the mining portion of its cryptocurrency hosting revenues a separate contract between the Company and its mining pool operators. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the FPPS payout based on the contractual formula, revenue is recognized, and noncash consideration is measured at fair value at contract inception. Fair value of the cryptocurrency asset consideration is determined using the quoted spot price of Bitcoin on the Company’s primary trading platform for Bitcoin at the end of the day of contract inception (i.e., 4:00pm EST each day) at the single Bitcoin level. This amount is recognized in revenue on the same day that control of the contracted service transfers to the mining pool, which is the same day as contract inception and when hash rate is provided.~~ Because digital currencies like Bitcoin are considered noncash consideration, the fair value of the Bitcoin awards received is determined using the quoted price of Bitcoin in the Company’s principal market at the time of contract inception. Subsequent changes in the fair value of such noncash consideration are excluded from the transaction price and, therefore, revenue.

Effective July 1, 2024, the Company adopted a policy which measures the noncash consideration using the fair value of the Bitcoin using the quoted price of Bitcoin in the Company’s principal market at contract inception. The Company has two hosting contracts with customers, for which the quoted price of Bitcoin in the Company’s principal market at the time of each contract’s inception was approximately $23,000 and $30,000.”

Attached as Exhibit A to this response is the Company’s SAB 99 materiality analysis, which concludes that changing our revenue recognition policy, as requested by the Staff, would be neither quantitatively nor qualitatively material to our historical financial statements for the year ended December 31, 2023, and the six months ended June 30, 2024, and all quarterly periods therein.

2

The Company’s change to its revenue recognition policy will take effect beginning July 1, 2024, and will be reflected in the Company’s results of operations for the quarter ended September 30, 2024, and going forward. There will be no restatement of previously issued financial statements (or comparative periods in our Form 10-Q for the quarterly period ended September 30, 2024) because, as detailed in the Company’s SAB 99 materiality analysis, such a change to our historical revenue recognition policy results in a clearly immaterial impact to net loss for 2023 and 2024 that does not exceed approximately $0.2 million (or less than 1%) for any individual quarterly period therein. Furthermore, if we had adjusted our revenue recognition policy for the 2023 and 2024 historical periods, there would have been no discernible difference in the Company’s linear earnings trends for all quarterly periods from Q1 2023 to Q2 2024. For these reasons and other quantitative and qualitative considerations detailed in the Company’s SAB 99 materiality analysis, it is the Company’s belief that the judgment of a reasonable person or investor relying upon the Company’s financial statements would not have been changed or influenced by such an adjustment to our revenue recognition policy.

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Matthew J. Smith
Name:	Matthew J. Smith
Title:	Chief Financial Officer

3

Exhibit A

Revenue Recognition Policy Materiality Assessment
Technical Memorandum

Purpose and Background:

The purpose of this memo is to evaluate and assess the materiality of a change in Stronghold Digital Mining, Inc.’s (“Stronghold” or the “Company”) revenue recognition policy, following a review by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) which resulted in the Commission concluding on September 19, 2024, that it disagreed with the Company’s conclusion that Stronghold is the principal in the performance of hash calculation services using hosted mining machines. Although the Staff did not provide specific reasons for its disagreement, the Company understands the principal versus agent guidance detailed in ASC 606-10-55 (and ASC 606-10-55-37A in particular) is highly subjective and dependent upon specific facts and circumstances.

During the Company’s discussion with the Commission on September 19, 2024, the Staff noted that, because of its disagreement with the Company, it expects Stronghold to revise its revenue recognition policy for the Company’s hosting contracts, in accordance with ASC 606-10-32-21 through 24, to value the noncash consideration (i.e., Bitcoin) at contract inception and exclude any subsequent changes in the fair value of the noncash consideration from the transaction price and, therefore, revenue. As such, the Company will no longer value the noncash consideration associated with its Bitcoin mining activities each day, which was previously consistent with the Company’s accounting treatment for all cryptocurrency mining revenues (i.e., via self-mining or hosting). The Commission has requested the Company to, instead, determine the fair value of the Bitcoin awards received via hosting contracts using the quoted price of Bitcoin in the Company’s principal market at the time of contract inception and hold that Bitcoin price constant throughout the term of the hosting contracts to determine the transaction price for revenue recognition.

As the Company stated in its previous response to the Staff dated May 6, 2024, Stronghold believes that valuing all Bitcoin awards at the time of contract inception for its hosting contracts does not accurately reflect the true economics of Stronghold’s Bitcoin mining activities. The Company currently recognizes Bitcoin mining revenues in an amount that best reflects the consideration that the Company is paid each day in exchange for providing computing power and performing hash computations to the mining pool. Stronghold also converts its Bitcoin awards nearly immediately into cash. Despite these facts and circumstances, the Staff disagreed with the Company’s evaluation of the accounting guidance per ASC 606-10-32-21 through 24 and how it applies to the Company’s Bitcoin awards.

The following memo evaluates the materiality of this change, as identified by the Commission, from both quantitative and qualitative perspectives for the year ended December 31, 2023, and all quarterly periods therein, and for the six months ended June 30, 2024, and all current year quarterly periods.

Authoritative guidance:
•	ASC 606, Revenue from Contracts with Customers
•	EY FRD: ASC 250, Accounting changes and error corrections, Revised April 2024
•	FASB Statement of Financial Accounting Concepts No. 8, Chapter 3, Qualitative Characteristics of Useful Financial Information
•	Securities and Exchange Commission (17 CFR Part 211) – Staff Accounting Bulletin No. 99

Accounting Standard Codification (ASC) 606, Revenue from Contracts with Customers

ASC 606-10-32-21 – To determine the transaction price for contracts in which a customer promises consideration in a form other than cash, an entity shall measure the estimated fair value of the noncash consideration at contract inception (that is, the date at which the criteria in paragraph 606-10-25-1 are met).

ASC 606-10-32-22 – If an entity cannot reasonably estimate the fair value of the noncash consideration, the entity shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration.

ASC 606-10-32-23 – The fair value of the noncash consideration may vary after contract inception because of the form of the consideration (for example, a change in the price of a share to which an entity is entitled to receive from a customer). Changes in the fair value of noncash consideration after contract inception that are due to the form of the consideration are not included in the transaction price. If the fair value of the noncash consideration promised by a customer varies for reasons other than the form of the consideration (for example, the exercise price of a share option changes because of the entity’s performance), an entity shall apply the guidance on variable consideration in paragraphs 606-10-32-5 through 32-14. If the fair value of the noncash consideration varies because of the form of the consideration and for reasons other than the form of the consideration, an entity shall apply the guidance in paragraphs 606-10-32-5 through 32-14 on variable consideration only to the variability resulting from reasons other than the form of the consideration.

ASC 606-10-32-24 – If a customer contributes goods or services (for example, materials, equipment, or labor) to facilitate an entity’s fulfillment of the contract, the entity shall assess whether it obtains control of those contributed goods or services. If so, the entity shall account for the contributed goods or services as noncash consideration received from the customer.

Stronghold Analysis:  Because digital currency (i.e., Bitcoin) is considered noncash consideration, the fair value of the Bitcoin awards received is determined using the quoted price of Bitcoin in the Company’s principal market at the time of contract inception, in accordance with ASC 606-10-32-21 through 24. Subsequent changes in the fair value of such noncash consideration are excluded from the transaction price and, therefore, revenue.

Effective July 1, 2024, the Company adopted a policy which measured the noncash consideration using the fair value of the Bitcoin using the quoted price of Bitcoin in the Company’s principal market at contract inception. The Company has two hosting contracts with customers, for which the quoted price of Bitcoin in the Company’s principal market at the time of each contract’s inception was approximately $23,000 and $30,000.

The Company’s hosting contract with Foundry has an initial term of 24 months ending December 31, 2024, that automatically renews for additional one-year periods unless one party notifies the other in writing at least 60 days prior to the conclusion of the then-current term. The Company’s hosting contract with Foundry began on February 6, 2023, when all parties approved the hosting contract in writing, thus creating enforceable rights and obligations to bind the parties to perform their respective obligations. The quoted price of Bitcoin in the Company’s principal market at the time of contract inception was approximately $23,000.

The Company’s hosting contract with Canaan has an initial term of 24 months ending April 30, 2025, that automatically renews for additional one-year periods unless one party notifies the other in writing at least 60 days prior to the conclusion of the then-current term. The Company’s hosting contract with Canaan began on April 27, 2023, when all parties approved the hosting contract in writing, thus creating enforceable rights and obligations to bind the parties to perform their respective obligations. The quoted price of Bitcoin in the Company’s principal market at the time of contract inception was approximately $30,000.

The below table shows the quarterly impacts of adjusting the Company’s revenue recognition policy consistent with the Staff’s interpretation of ASC 606-10-32-21 through 24.

As a result of valuing the Bitcoin awards using the quoted Bitcoin price at contract inception for each of the hosting contracts, instead of valuing the Bitcoin awards each day as they are earned, the impact to the Company’s reported revenues for the year ended December 31, 2023, would have been a decrease of approximately $1.3 million, or 1.7%. Similarly, the impact to net loss for the year ended December 31, 2023, would have been an increase of approximately $0.2 million, or 0.2%, respectively. For the six months ended June 30, 2024, the impact to the Company’s reported revenues would have been a decrease of approximately $3.1 million, or 6.7%, and the impact to net loss would have been a decrease of approximately $0.1 million, or 0.8%. Quantitative and qualitative analysis of the materiality considerations for such a change are detailed below in this memo.

EY Financial Reporting Developments (FRD) ASC 250, Accounting changes and error corrections, Revised April 2024

Once an error is identified, a company must assess the appropriate means to account for the correction of that error. A decision whether that correction should be reflected in a restatement of prior financial statements and how to reflect that restatement or if the error correction can be recognized in the current period financial statements is based on the materiality of the error to the current period and prior period(s) financial statements.

There are three primary considerations upon discovery of a potential error:
1.	Determining whether an error exists (instead of an acceptable reclassification, change in estimate or change in accounting principle)
2.	Assessing the materiality of an error (also includes internal control considerations)
3.	Reporting an error in previously issued financial statements

Per ASC 250-10-20, an error in previously issued financial statements is defined as “[a]n error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error.”

Materiality Considerations for Correction of an Error
ASC 250-10-50-12 – In considering materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.

For all identified errors, entities need to determine in which annual period or periods the error occurred. A materiality analysis should be performed for each historical annual period affected. Materiality is a key consideration in financial reporting. However, the FASB Codification provides limited guidance on assessing the materiality of financial statement errors but states “… for the purposes of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.”

Stronghold Analysis:  The Company’s change in revenue recognition policy considered herein would have impacted the Company’s results of operations for the year ended December 31, 2023, including all quarterly periods, and for the six months ended June 30, 2024, and all current year quarterly periods.

The below tables show the trends of total revenues, total operating expenses, net operating loss, and net loss – ‘As Reported’ and ‘As Adjusted.’ As shown below, adjusting the Company’s revenue recognition policy, as requested by the Staff, does not have a meaningful impact on the trend of earnings (or any financial statement line items) for the year ended December 31, 2023, including all quarterly periods therein, and for all quarterly periods during the six months ended June 30, 2024.

For the year ended December 31, 2023, the impact of adjusting the Company’s revenue recognition policy is a decrease in total revenues of approximately $1.3 million, or 1.7%. Total revenues are not impacted by more than 1.4% during any of the quarterly periods during 2023, except for the fourth quarter of 2023, which would have experienced a decrease in total revenues of approximately $0.8 million, or 3.9%.

For the six months ended June 30, 2024, the impact of adjusting the Company’s revenue recognition policy is a decrease in total revenues of approximately $3.1 million, or 6.7%. For the current year quarterly periods, total revenues decrease by approximately $1.8 million, or 6.7%, and approximately $1.3 million, or 6.8%, respectively, for the three months ended March 31, 2024, and June 30, 2024.

As shown in the line graph above, the dotted linear trend of steady revenue growth from Q1 2023 through Q2 2024 remains consistent regardless of whether the Company’s revenue recognition policy is adjusted in each of the relevant historical periods.

Similarly, the impact of adjusting the Company’s revenue recognition policy is an offsetting decrease in total operating expenses – that closely approximates the decreases in total revenues noted above – for all quarterly periods in 2023 and 2024. The end result is an immaterial impact to net loss for 2023 and 2024 that does not exceed approximately $0.2 million (or less than 1%) for any individual quarter. This immaterial result is further supported by the following two graphs which show no discernible difference between the linear earnings trends of net operating loss and net loss for all quarterly periods from Q1 2023 through Q2 2024.

FASB Statement of Financial Accounting Concepts No. 8, Chapter 3, Qualitative Characteristics of Useful Financial Information.

The FASB Statement of Concepts No.8 (CON 8) (non-authoritative) also discusses materiality and provides some insight as to the lack of prescriptive materiality guidance and the use of judgment when assessing materiality.

It states, in part: “Relevance and materiality are defined by what influences or makes a difference to an investor or other decision maker; however, the two concepts can be distinguished from each other. Relevance is a general notion about what type of information is useful to investors. Materiality is entity specific. The omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Stronghold Analysis:  Based on the quantitative analysis and graphs presented above, the magnitude of adjusting the Company’s revenue recognition policy is clearly immaterial, such that it is not probable that the judgment of a reasonable person relying upon the Company’s financial statements would have been changed or influenced by the inclusion or correction of the item.

The Company has consistently applied its revenue recognition policy for all Bitcoin mining activities (i.e., self-mining and hosting) throughout all historical periods. As previously disclosed, it is the Company’s general strategy to convert its Bitcoin awards nearly immediately into cash (usually within a few days or a week from the time the Company receives or earns the Bitcoin awards). As such, it is the Company’s belief that any reasonable person or investor relying upon the Company’s financial statements would not conclude that valuing all Bitcoin awards at the time of each hosting contract’s inception accurately reflects the true economics of the Company’s Bitcoin mining activities. This U.S. GAAP methodology may, in fact, cause confusion for any reasonable person or investor relying upon the Company’s financial statements because, despite the same Bitcoin mining economics, Bitcoin awards earned via self-mining and hosting on the same day result in different revenue values. This lack of accounting consistency is the result of Bitcoin being strictly interpreted as noncash consideration under U.S. GAAP; however, in reality Bitcoin is highly liquid, as evidenced by the Company’s periodic use of Bitcoin awards to fund its ongoing operations.

SECURITIES AND EXCHANGE COMMISSION (17 CFR Part 211) - Staff Accounting Bulletin No. 99 - TOPIC 1: FINANCIAL STATEMENTS
M. Materiality
1. Assessing Materiality
The use of a percentage as a numerical threshold, such as 5%, may provide the basis for a preliminary assumption that – without considering all relevant circumstances – a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The staff has no objection to such a “rule of thumb” as an initial step in assessing materiality. But quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

This formulation in the accounting literature is in substance identical to the formulation used by the courts in interpreting the federal securities laws. The Supreme Court has held that a fact is material if there is – a substantial likelihood that the fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.

Under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered “qualitative” factors in various contexts.

The FASB has long emphasized that materiality cannot be reduced to a numerical formula. In its Concepts Statement No. 8, the FASB noted that some had urged it to promulgate quantitative materiality guides for use in a variety of situations. The FASB rejected such an approach as representing only a “minority view,” stating – The predominant view is that materiality judgments can properly be made only by those who have all the facts. The Board’s present position is that no general standards of materiality could be formulated to take into account all the considerations that enter into an experienced human judgment.

The FASB noted that, in certain limited circumstances, the Commission and other authoritative bodies had issued quantitative materiality guidance, citing as examples guidelines ranging from one to ten percent with respect to a variety of disclosures. And it took account of contradictory studies, one showing a lack of uniformity among auditors on materiality judgments, and another suggesting widespread use of a “rule of thumb” of five to ten percent of net income. The FASB also considered whether an evaluation of materiality could be based solely on anticipating the market’s reaction to accounting information.

The FASB rejected a formulaic approach to discharging “the onerous duty of making materiality decisions” in favor of an approach that takes into account all the relevant considerations. In so doing, it made clear that – Magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.

Evaluation of materiality requires a registrant and its auditor to consider all the relevant circumstances, and the staff believes that there are numerous circumstances in which misstatements below 5% could well be material. Qualitative factors may cause misstatements of quantitatively small amounts to be material; as stated in the auditing literature:

As a result of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to the auditor’s attention could have a material effect on the financial statements. Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are –
•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

Stronghold Analysis:  Not applicable. The Company is fully aware of the ASC 606-10-32-21 through 24 guidance regarding the valuation of noncash consideration; however, the Company does not believe that applying this guidance to the Company’s hosted Bitcoin awards best reflects the core principle of the revenue standard (ASC 606-10-05-3) for a number of reasons stated in its previous response to the Staff dated May 6, 2024.

•	whether the misstatement masks a change in earnings or other trends

Stronghold Analysis:  As documented above, there is no meaningful impact to the linear trends of revenues, operating expenses, and earnings during each quarterly period as a result of adjusting the Company’s revenue recognition policy. Furthermore, the Company has consistently applied its revenue recognition policy for all Bitcoin mining activities (i.e., self-mining and hosting) throughout all historical periods.

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

Stronghold Analysis:  This adjustment to the Company’s revenue recognition policy had no impact on the Company’s success or failure in meeting analysts’ consensus expectations for the Company during the relevant historical periods. The Company has not yet established a strongly predictive ‘Quality of Earnings’ due to industry volatility and operational changes, which significantly overshadow this immaterial adjustment to the Company’s revenue recognition policy.

•	whether the misstatement changes a loss into income or vice versa

Stronghold Analysis:  This adjustment to the Company’s revenue recognition policy would not have changed the Company’s earnings for any quarterly period in 2023 or 2024 from a loss into income or vice versa.

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

Stronghold Analysis:  This adjustment to the Company’s revenue recognition policy impacts the Company’s Cryptocurrency Operations segment only. Although this segment represents a significant part of Stronghold’s operations, the Company is a diversified business with a separate Energy Operations segment that also contributes significantly to Stronghold’s overall operations and earnings potential.

•	whether the misstatement affects the registrant’s compliance with regulatory requirements

Stronghold Analysis:  This adjustment to the Company’s revenue recognition policy does not impact the Company’s compliance with regulatory requirements.

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

Stronghold Analysis:  There are no such covenants or contractual requirements that currently impact Stronghold or will impact the Company as a result of this revenue recognition policy change.

•	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

Stronghold Analysis:  As noted above, net operating loss and net loss were impacted by immaterial amounts for all quarterly periods in 2023 and 2024; therefore, this adjustment to the Company’s revenue recognition policy had no impact on incentive compensation during any measurement period. Furthermore, incentive compensation for management is not based on revenues, operating expenses, or earnings presented in our publicly-filed financial statements.

•	whether the misstatement involves concealment of an unlawful transaction.

Stronghold Analysis:  There has been no concealment of an unlawful transaction. The Company is fully aware of the ASC 606-10-32-21 through 24 guidance regarding the valuation of noncash consideration; however, the Company does not believe applying the guidance best reflects the core principle of the revenue standard (ASC 606-10-05-3) for a number of reasons stated in the Company’s previous response to the Staff dated May 6, 2024. Furthermore, the Company has consistently applied its revenue recognition policy for all Bitcoin mining activities (i.e., self-mining and hosting) throughout all historical periods.

For the reasons noted above, the staff believes that a registrant and the auditors of its financial statements should not assume that even small intentional misstatements in financial statements, for example those pursuant to actions to “manage” earnings, are immaterial. While the intent of management does not render a misstatement material, it may provide significant evidence of materiality. The evidence may be particularly compelling where management has intentionally misstated items in the financial statements to “manage” reported earnings. In that instance, it presumably has done so believing that the resulting amounts and trends would be significant to users of the registrant’s financial statements. The staff believes that investors generally would regard as significant a management practice to over- or under-state earnings up to an amount just short of a percentage threshold in order to “manage” earnings. Investors presumably also would regard as significant an accounting practice that, in essence, rendered all earnings figures subject to a management-directed margin of misstatement.

As discussed above, under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. The shorthand in the accounting and auditing literature for this analysis is that financial management and the auditor must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality. Court decisions, Commission rules and enforcement actions, and accounting and auditing literature have all considered “qualitative” factors in various contexts.

Management’s Quantitative and Qualitative Assessment Conclusion:

In light of all the surrounding circumstances and the quantitative and qualitative assessment discussed above, the Company concludes that such an adjustment to the Company’s revenue recognition policy is not material in any quarterly or annual period in 2023 and 2024. Changing the Company’s revenue recognition policy, as requested by the Staff, would be neither quantitatively nor qualitatively material to its historical financial statements for the year ended December 31, 2023, and the six months ended June 30, 2024, and all quarterly periods therein. Additionally, the Company evaluated its internal controls and determined the existing controls remain sufficient to prevent the financial statements from being materially misstated. This change to the Company’s revenue recognition policy came about because the Staff disagreed with the Company’s evaluation of the accounting guidance per ASC 606-10-32-21 through 24 and how it applies to the Company’s Bitcoin awards. Because of specific facts and circumstances outlined in the Company’s previous response to the Staff dated May 6, 2024, the Company consistently applied its revenue recognition policy for all Bitcoin mining activities (i.e., self-mining and hosting) throughout all historical periods. As such, there is no gap in the Company’s internal control framework to further evaluate as a result of this immaterial difference in revenue recognition policies.

The Company’s change to its revenue recognition policy will take effect beginning July 1, 2024, and will be reflected in the Company’s results of operations for the quarter ended September 30, 2024, and going forward. There will be no restatement of previously issued financial statements (or comparative periods in our Form 10-Q for the quarterly period ended September 30, 2024) because, as detailed above, such a change to our historical revenue recognition policy results in a clearly immaterial impact to net loss for 2023 and 2024 that does not exceed approximately $0.2 million (or less than 1%) for any individual quarterly period therein. Furthermore, if the Company had adjusted its revenue recognition policy for the 2023 and 2024 historical periods, there would have been no discernible difference in the Company’s linear earnings trends for all quarterly periods from Q1 2023 to Q2 2024. For these reasons and other quantitative and qualitative considerations detailed above, it is the Company’s belief that the judgment of a reasonable person or investor relying upon the Company’s financial statements would not have been changed or influenced by such an adjustment to our revenue recognition policy.

Additionally, in response to the Staff’s comment, the Company will revise its revenue recognition policy, beginning with the Form 10-Q for the quarterly period ended September 30, 2024, as follows:

“Cryptocurrency Hosting Revenue

The Company has entered into customer hosting contracts whereby the Company provides electrical power to cryptocurrency mining customers, and the customers pay a stated amount per MWh (“Contract Capacity”). This amount is paid monthly in advance. Amounts used in excess of the Contract Capacity are billed monthly based on calculated formulas as contained in the contracts. If any shortfalls occur due to outages, make-whole payment provisions contained in the contracts are used to offset the billings to the customer which prevented them from cryptocurrency mining. Advanced payments and customer deposits are recorded as contract liabilities in the consolidated balance sheet.

The Company recognizes cryptocurrency hosting revenue over time, throughout the terms of the underlying hosting agreements, as the customer simultaneously receives and consumes the benefits of the Company’s performance. The Company recognizes cryptocurrency hosting revenue to the extent that a significant reversal of such revenue will not occur. The consideration is variable. Cryptocurrency hosting revenues are comprised of the following two components: (i) the variable cost-of-power fee that is earned each month consistent with the performance of the hosting services (i.e., supplying electrical power and Internet access to the Bitcoin miners provided by customers); and (ii) the Company’s portion of the Bitcoin mined.

The Company’s only performance obligation is to supply electrical power and Internet access (i.e., hosting services) to the Bitcoin miners provided by its cryptocurrency mining customers in accordance with the terms of the hosting agreements. Beyond power supply and Internet access, these hosting services also include racking infrastructure, general maintenance and operations as instructed in writing by the customer, ambient cooling, and miner reboots; however, none of these ancillary hosting services are significant or capable of being distinct per ASC 606-10-25-19(a), and therefore, only one performance obligation exists under the hosting agreements.

The variable cost-of-power fee is paid in cash each month, and the Company also shares in the Bitcoin mined from the miners provided by its hosting customers. ~~This separate transaction price is denominated in Bitcoin and recognized in revenue in accordance with our accounting policy described above regarding cryptocurrency mining revenues because the Company considers the mining portion of its cryptocurrency hosting revenues a separate contract between the Company and its mining pool operators. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the FPPS payout based on the contractual formula, revenue is recognized, and noncash consideration is measured at fair value at contract inception. Fair value of the cryptocurrency asset consideration is determined using the quoted spot price of Bitcoin on the Company’s primary trading platform for Bitcoin at the end of the day of contract inception (i.e., 4:00pm EST each day) at the single Bitcoin level. This amount is recognized in revenue on the same day that control of the contracted service transfers to the mining pool, which is the same day as contract inception and when hash rate is provided.~~ Because digital currencies like Bitcoin are considered noncash consideration, the fair value of the Bitcoin awards received is determined using the quoted price of Bitcoin in the Company’s principal market at the time of contract inception. Subsequent changes in the fair value of such noncash consideration are excluded from the transaction price and, therefore, revenue.

Effective July 1, 2024, the Company adopted a policy which measures the noncash consideration using the fair value of the Bitcoin using the quoted price of Bitcoin in the Company’s principal market at contract inception. The Company has two hosting contracts with customers, for which the quoted price of Bitcoin in the Company’s principal market at the time of each contract’s inception was approximately $23,000 and $30,000.”